SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration under
            Section 12(g) of the Securities Exchange Act of 1934 or
         Suspension of Duty to File Reports Under Section 13 and 15(d)
                    of the Securities Exchange Act of 1934.

                         Commission File Number 1-9924


                                CITIGROUP INC.
                               ----------------
            (Exact name of registrant as specified in its charter)

                               399 Park Avenue,
                           New York, New York 10043
                                (212) 559-1000
                   -----------------------------------------
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                       Litigation Tracking Warrants (TM)
                      -----------------------------------
           (Title of each class of Securities covered by this Form)

                    Common Stock, par value $.01 per share
               and other classes of securities listed on Annex A
              ---------------------------------------------------
            (Titles of all other classes of securities for which a
          duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)       [x ]     Rule 12h-3(b)(1)(ii)       [  ]
           Rule 12g-4(a)(1)(ii)      [  ]     Rule 12h-3(b)(2)(i)        [  ]
           Rule 12g-4(a)(2)(i)       [  ]     Rule 12h-3(b)(2)(ii)       [  ]
           Rule 12g-4(a)(2)(ii)      [  ]     Rule 15d-6                 [  ]
           Rule 12h-3(b)(1)(i)       [x ]

         Approximate number of holders of record as of the certification or notice date: None

         Pursuant to the requirements of the Securities Exchange Act of 1934, Citigroup Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

         Date: June 6, 2005                   By:   /s/ Douglas C. Turnbull
                                                   -----------------------------
                                              Name:    Douglas C. Turnbull
                                              Title:   Assistant Secretary
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                                                                                 Annex A





       Securities of Citigroup Inc. registered pursuant to Section 12(b)

                    of the Securities Exchange Act of 1934:


Title of each class                                         Name of each exchange on which registered
----------------------------------------------------        --------------------------------------------

Common Stock, par value $.01 per share                      New York Stock Exchange and Pacific Exchange

Depositary Shares, each representing 1/5th of a share       New York Stock Exchange
of 6.365% Cumulative Preferred Stock, Series F

Depositary Shares, each representing 1/5th of a share       New York Stock Exchange
of 6.213% Cumulative Preferred Stock, Series G

Depositary Shares, each representing 1/5th of a share       New York Stock Exchange
of 6.231% Cumulative Preferred Stock, Series H

Depositary Shares, each representing 1/5th of a share       New York Stock Exchange
of 5.864% Cumulative Preferred Stock, Series M

7.125% Trust Securities (TRUPS(R)) of Subsidiary Trust      New York Stock Exchange
(and registrant's guaranty with respect thereto)

6.950% Trust Securities (TRUPS(R)) of Subsidiary Trust      New York Stock Exchange
(and registrant's guaranty with respect thereto)

6.00% Trust Securities (TRUPS(R)) of Subsidiary Trust       New York Stock Exchange
(and registrant's guaranty with respect thereto)

6.10% Trust Securities (TRUPS(R)) of Subsidiary Trust       New York Stock Exchange
(and registrant's guaranty with respect thereto)

6.00% Trust Securities (TRUPS(R)) of Subsidiary Trust       New York Stock Exchange
(and registrant's guaranty with respect thereto)
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